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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Swamp Hall Properties, L.P.               Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              The St. Joe Company JOE             (Month/Day/Year)
     (Last)     (First)     (Middle)          12/17/98                   ------------------------------------
  1600 Rockland Road                       ----------------------------  5. Relationship of Reporting        7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                  Joint/Group
             (Street)                         Number of Reporting           (Check all applicable)              Filing Check
                                              Person (Voluntary)               Director     X   10% Owner       Applicable Line)
    Wilmington,  Delaware      19803          51-0385890                 -----            -----                  X Form filed by one
--------------------------------------     ----------------------------        Officer          Other (specify  ---Reporting Person
      (City)      (State)      (Zip)                                     ----- (give      ----- below)             Form filed by
                                                                               title                            ---more than One
                                                                               below)                              Reporting Person


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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Common Stock                                 49,643,292                      D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)


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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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   N/A
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (7/96)



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            Attachment to Form 3 Filed by Swamp Hall Properties, L.P.
Reporting Beneficial Ownership of Shares of Common Stock of The St. Joe Company

                             Dated January __, 1999

Explanation of Response: Pursuant to Instruction 5(b)(v) of the General Instructions to Form 3, Swamp Hall Partners, L.P. (the "Partnership") is the Reporting Person. The Alfred I. duPont Testamentary Trust (the "Trust") is the sole limited partner of the Partnership and owns all of the outstanding stock in the corporate general partner of the Partnership. The Trust contributed the shares of common stock of The St. Joe Company (the "Issuer") with respect to which the Partnership is filing this Form 3, together with certain other assets, in exchange for the entire limited partnership interest in the Partnership. The Trustees of the Trust also constitute all of the directors of the Nemours Foundation (the "Foundation"), which also directly and beneficially owns shares of common stock of the Issuer. The beneficial ownership of the common stock of the Issuer by the Trust, the Trustees and the Foundation has reported on a Form 4 previously filed with the Commission on March 10, 1998. The transaction pursuant to which the Trust contributed to the Partnership shares of common stock of the Issuer owned directly by the Trust effects only change in the form of beneficial ownership by the Trust from direct to indirect and this is exempt form Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-13 thereunder.



                           /s/    Swamp Hall Properties, L.P.


                           By: /s/John F. Porter, III
                                 ----------------------------------------
                                  John F. Porter, III, President of
                                  The Rockland Company, the managing general
                                  partner of Swamp Hall Properties, L.P.
                                  (Duly Authorized Representative)